SilverCrest Announces Restart of Las Chispas Operations and Babi Vista Vein Expansion;

• 1.8 Metres est. true width at 11,148 gpt AgEq

• 0.9 Metres est. true width at 2,036 gpt AgEq

TSX: SIL | NYSE American: SILV             For Immediate Release

VANCOUVER, BC - May 12, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that it will be restarting exploration and development work at its Las Chispas Project ("Las Chispas") in Sonora, Mexico by mid-May using strict COVID-19 protocols (see news release dated March 30, 2020). This release also announces in-fill and expansion drill results for the Babi Vista Vein ("Babi Vista") at Las Chispas. These holes were drilled prior to the Company's suspension of activities due to COVID-19. The results announced today have expanded the size of the high-grade footprint for the Babi Vista Vein since the Company's news release dated March 9, 2020 (see attached Figures), and continue to show higher-grade vein mineralization to depth, including hole BV20-39 with 1.8 metres (estimated true width) grading 11,148 grams per tonne ("gpt") silver equivalent ("AgEq"; based on assumptions defined in the table below). Based on 42 holes (above cut-off grade, see table notes below) drilled to date, the updated high-grade footprint is approximately 400 metres along vein strike by 200 metres in height grading (uncut undiluted) 20.26 gpt gold ("Au") and 1,590.0 gpt silver ("Ag"), or 3,110 gpt AgEq over an average true width of 1.0 metre, and open in most directions. Within this footprint, is a defined 1,000 gpt AgEq footprint, which includes 12 drill holes, estimated to be 300 metres long by 75 metres in height, averaging an uncut undiluted grade of 27.83 gpt Au and 2,178.8 gpt Ag, or 4,266 gpt AgEq over an average true width of 1.2 metres.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We are looking forward to safely resuming operations at Las Chispas later this month in a staged approach with safety and caution in mind. The Babi Vista Vein continues to add value to Las Chispas as we in-fill drill for resource conversion and expansion of additional high-grade silver-gold mineralization. Babi Vista was discovered in 2019 while constructing the Santa Rosa decline to intercept the Babicanora Vein in the Area 51 zone. With the schedule delays caused by COVID-19 global impact, resource estimation for the ongoing feasibility study has been pushed for completion to Q4, 2020 which allows for additional drill results, including Babi Vista, to be added to the study. More specifically, this additional time should better define the Babi Vista Vein and help in mine design and schedule by accelerating this conveniently located (access via the decline) high-grade vein early in the mine life."

The most significant result for this release is hole BV19-39, which intersected 1.8 metres (estimated true width) grading 78.83 gpt Au and 5,235.4 gpt Ag, or 11,148 gpt AgEq. Also noteworthy is hole BV20-33 at 0.9 metres grading 12.44 gpt Au and 1,103.3 gpt Ag, or 2,036 gpt AgEq. The following tables summarize the most significant drill intercepts (uncut, undiluted) for this release.

Babi Vista Vein, Drill Results in High-grade Footprint for this News Release:

Hole #**	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BV20-26	271.5	272.3	0.8	0.6	3.29	216.0	463
BV20-33	349.0	350.3	1.3	0.9	12.44	1,103.3	2,036
BV20-35	237.7	238.4	0.7	0.6	1.17	93.0	181
BV20-38	241.2	241.7	0.5	0.4	2.08	232.0	388
BV20-39	329.7	331.9	2.2	1.8	78.83	5,235.4	11,148
UBV20-32	239.2	239.7	0.5	0.4	3.12	302.0	536
UBV20-33	166.6	167.1	0.5	0.4	2.05	148.0	302
UBV20-36	250.9	251.4	0.5	0.4	4.72	401.0	755
Weighted Average			1.0	0.7	28.18	1,945.1	4,058

Babi Vista Vein, All Drill Results to Date within 1,000 gpt AgEq High-Grade Footprint;

Hole #**	From	To	Drilled	Est. True	Au	Ag	AgEq*
	(m)	(m)	Width (m)	Width (m)	(gpt)	(gpt)	(gpt)
BV19-03	270.6	284.7	14.1	4.3	17.27	1,364.8	2,660
BV19-04	310.9	315.9	5.0	1.9	5.87	522.0	902
BV19-08	338.5	339.7	1.2	0.9	7.87	702.4	1,293
BV19-11	382.1	382.8	0.7	0.6	0.90	54.0	122
BV19-12	379.0	380.0	1.0	0.8	7.40	566.0	1,121
BV20-18	401.9	403.8	1.9	1.6	45.80	2,395.9	5,831
BV20-19	385.0	385.5	0.5	0.4	10.0	7,834.0	8,540
BV20-26	271.5	272.3	0.8	0.6	3.29	216.0	463
BV20-30	297.8	298.3	0.5	0.4	79.00	5,102.0	11,027
BV20-33	349.0	350.3	1.3	0.9	12.44	1,103.3	2,036
BV20-39	329.7	331.9	2.2	1.8	78.83	5,235.4	11,148
UBV19-30	278.0	278.5	0.5	0.4	425.00	34,566.0	66,441
Weight Average			2.5	1.2	27.83	2,178.8	4,266

Unnamed Veins Intersected while Drilling the Babi Vista Vein:

Hole #**	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
BV-20-32	123.8	124.4	0.6	0.5	2.83	205.0	417
BV-20-33	252.5	253.1	0.6	0.4	1.38	85.0	189
BV-20-38	193.3	193.9	0.6	0.5	0.78	138.0	196
BV-20-39	221.6	222.1	0.5	0.4	2.04	20.0	173
UBV-19-31	1.5	3.7	2.2	1.8	4.07	570.8	876
UBV-20-32	244.4	244.9	0.5	0.4	2.24	220.0	388
UBV-20-33	118.6	119.1	0.5	0.4	5.63	483.0	905

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq. Some adjustments have been made to previously announced lengths based on ongoing resource modelling optimization.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

** UBV defines underground drill hole.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada and Bureau Veritas Inspectorate Ltd. in Hermosillo, Mexico. Holes BV20-20 to 25, BV20-27 to 29, BV20-31, and UBV20-34 intercepted veining, but were below the Company's cutoff grade of 150 gpt AgEq. Holes BV20-34 and UBV20- 35 have pending assays.

Unnamed and new vein intercepts are located in the hanging and footwalls of the Babi Vista, Babicanora Main and Babicanora Norte veins, and add to the potential for further high-grade discoveries to be announced in the future.

COVID-19 Update

Due to the impact that COVID-19 has had on the Company, the resource estimate is continuing at a slower pace, resulting in a schedule shift into Q4, 2020 for feasibility study completion. With this extension in the feasibility schedule, the Company plans to allocate extra time to; 1) add further drill results beyond the March 1, 2020 assay cut-off date for resource estimation including Babi Vista results in today's release; 2) optimize resource estimation, mine design and schedule with emphasis on frontend high-grade production including the Babi Vista Vein; 3) finalize site power selection to potentially reduce operating costs; and 4) optimize the process gravity circuit for increased confidence in operations. Other ongoing feasibility work is nearing completion (June 2020) for the process facility design, capital costs and operating costs. The Company also anticipates completing its Basic Engineering study as planned by the end of June 2020. The Company is fully financed to begin major construction, which provides for more flexibility in the schedule to secure long lead time items impacted by supply chain disruptions from COVID-19.

The Mexican government has announced that on May 18, 2020, mines will be allowed to reopen in the State of Sonora with strict COVID-19 protocols. The Company plans on slowly and cautiously restarting activities with an initial remote isolated camp to minimize physical contact with surrounding communities. Re-integration into the local communities will be based on success of the remote camp and local COVID-19 status. The Company plans to begin with seven (7) surface exploration drills, focusing on Babi Vista Vein in-fill and expansion for inclusion in the ongoing resource estimation, reserve and frontend mine schedule. In addition, the Company will restart its construction work with the continuation of raise boring for a ventilation shaft on the Babicanora Vein and construction of administrative offices and warehouse. Underground development, with out-of-state contractors, may restart in early summer, depending on local COVID-19 status and implementation of the appropriate contractor health and safety protocols. The Company anticipates the completion of 15 to 20 drill holes at Babi Vista for an estimated 6,000 metres by the end of June for resource inclusion.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 100%-owned mineral concessions where all of the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including optimizing and updating the Company's resource model and preparing a feasibility study by Q4, 2020; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact and timeline for resolution of the COVID-19 pandemic; the reliability of mineralization and metallurgical test estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Las Chispas District Plan Map

Las Chispas Area
Area 118 zone
300m by 125m by 1.6m*
3,078 gpt AgEq**
Luigi Vein
William Tell Vein
Las Chispas Vein
La Blanquita Vein
Giovanni Vein
Ban FW Vein
Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Area 200 zone
500m by 125m by 1.5m*
3,387 gpt AgEq**
Babicanora Area
Babi Sur HW Vein
Babi Sur Vein
La Victoria Vein
La Bertina Vein
El Muerto Vein
Babi Vista Vein
400m by 200m by 1.0m*
3,110 gpt AgEq**
Area 51 zone
20.9M oz AgEq, 1,393 gpt***
Indicated Resource (Feb. 2019)
Babicanora HW Vein
Babicanora Vein
Granaditas Vein
Most Significant Discoveries

Babicanora Area Plan Map - May 2020

La Bertina Vein
El Muerto Vein
Ban FW Vein
La Blanquita Vein
Giovanni Vein
Las Chispas Vein
Ban HW
Babicanora FW Vein
Babi Central Portal
Babicanora Norte Vein
Santa Rosa Portal
Babi Sur HW Vein
Unnamed Vein
La Victoria Vein
Babi Sur Vein
A'
A
Babi Vista Vein
Including 300m by 75m by 1.2m*
4,266 gpt AgEq**
Area 51
Babicanora HW Vein
Babicanora Vein
Granaditas 3 Vein
Granaditas Dos Vein
Unnamed Vein
Granaditas Vein
2020 Drill Target
0 250 500
meters

*High-grade footprint, vein strike length by height by est. true width, uncut/undiluted as of May 11, 2020.

***Indicated Resource of 466,000 tonnes, grading 7.90 gpt Au and 801 gpt Ag. Refer to Table 1-4 of the PEA.

SilverCrest Metals Inc.

Long Section (Inclined) of Babi Vista Vein
Looking Southwest

A'
A
B'
B
Surface
~400m
~200m
Welded Tuff
Lithic Tuff
Current High-grade Footprint (red)
Previous High-grade Footprint (black)
Santa Rosa Decline
OPEN
1100 masl
BAN18-34
BAN18-30
UBV19-11
UBV20-35
BV19-01
UBV19-04
UBV19-06
UBV19-10
BAN18-11
BAN18-39
BAN18-50
UBV19-07
BV19-02
BV20-27
BV20-51
BV19-09
BV20-37
BV20-41
BAN18-26
UBV19-08
BV20-22
1.1m, 13,022
BV20-29
UBV-20-33
0.4m, 302
UBV19-09
BV20-15
BV19-07
BV20-46
BV20-38
0.4m, 388
BAN18-14
BV20-35
0.6m, 181
BV20-47
BV19-05
BV20-31
UBV19-31
BAN18-53
BV19-04
1.9m, 902
BV20-16
BV20-21
BV20-52
UBV19-30
0.4m, 66,441
BV20-14
BV19-03
4.3m, 2,660
BV19-12
BV20-17
BV20-50
BV20-24
UBV19-29
BV20-48
BV20-45
BV20-26
0.6m, 463
BV19-11
0.8m, 1,121
UBV-20-32
0.4m, 536
BV20-49
BV20-20
BV20-42
BV20-30
0.4m, 11,027
BV19-08
0.9m, 1,293
BV20-18
1.6m, 5,831
BV20-19
0.4m, 8,540
BV20-53
UBV-20-36
0.4m, 755
BV20-40
UBV20-37
BV20-39
1.8m, 11,148
BV20-33
0.9m, 2,036
BV20-32
BV20-43
BV19-10
All information is approximate.
Legend (May 2020)
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
>1000 gpt AgEq, NR & Total
>1000 gpt Footprint
High-Grade Footprint
Previous H-G Footprint
Underground Workings
Drill hole #
True Thickness, gpt AgEq*

B
B'
Babicanora Area 3D
Looking NW
Surface
Babicanora Hangingwall Vein
Santa Rosa Decline
Babi Vista Vein
Babicanora Footwall Vein
Babicanora Vein
Babicanora Norte Footwall Vein
Babicanora Norte Area 200
Babicanora Norte Hangingwall Veins
Babicanora Norte Vein

BV20-39: 1.8m @ 78.83 gpt Au and 5,235.4 gpt Ag, or 11,148 gpt AgEq*

SILVERCREST Metals Inc.

0m 50 100m

Note: NR = this news release